UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

WALMART INC.
(Exact name of registrant as specified in its charter)

Delaware	001-6991
(State or other jurisdiction	(Commission
of incorporation or organization)	File Number)

702 S.W. 8th Street
Bentonville, Arkansas 72716
(Address of principal executive offices)(Zip Code)

Matthew Miner
Executive Vice President, Global Chief Ethics and Compliance Officer
479-273-4000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Specialized Disclosure Report on Form SD (this “Specialized Disclosure Report”) of Walmart Inc. (the “Registrant”) is being filed with the Securities and Exchange Commission pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and Item 1.01 of Form SD (“Item 1.01”) with respect to the reporting year ended December 31, 2022 (the “Reporting Year”).
The Registrant and its subsidiaries (collectively, the “Company”) operate retail stores that sell goods to the Company’s customers, some of which goods contain Conflict Minerals (as described below) and are Conflict Minerals Products (as further described below). Except as discussed below, the Company acquires Conflict Minerals Products from third-party suppliers and does not manufacture or contract to manufacture any Conflict Minerals Products.
The supply chain with respect to the goods the Company sells to its customers is complex. Often a number of third parties are in the supply chain between the Company’s direct third-party suppliers of goods and materials the Company acquires and the original sources of any conflict minerals (as defined in Item 1.01 and referred to herein as “Conflict Minerals”) contained in such goods or materials. The Company does not purchase Conflict Minerals directly from mines, smelters, or refiners. As a consequence, the Company must rely on its third-party suppliers to provide the Company with information regarding any Conflict Minerals contained in goods and materials those suppliers sell to the Company.
Conflict Minerals Disclosure
To comply with the requirements of Rule 13p-1 and Item 1.01, the Company has adopted a Global Conflict Minerals Compliance Policy (the “Conflict Minerals Policy”) that sets forth the Company’s expectations that its third-party suppliers will actively support the Company’s Conflict Minerals compliance efforts by: (1) adopting responsible mineral sourcing policies in dealing with their supply chain consistent with the Conflict Minerals Policy and the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas; (2) supplying products to the Company that do not contain Conflict Minerals that have been sourced under circumstances that contribute to armed conflict in the Democratic Republic of the Congo and its adjoining countries (the “Covered Countries”); and (3) providing the Company with evidence to support the suppliers’ representations as to the Conflict Minerals status of their products upon request. The expectations of the Company under its Conflict Minerals Policy were communicated to the Suppliers. In addition, the Company has designed and implemented a system of controls and procedures (the “Compliance System”) to enable the Company, among other things:
•to identify any products the Company sells or offers for sale to its customers that, for purposes of Rule 13p-1 and Item 1.01, it manufactures or contracts to manufacture that contain one or more Conflict Minerals that are necessary to the functionality or production of such products (each, a “Necessary Conflict Mineral”);
•to make good faith, reasonable country of origin inquiries (“RCOIs”) to determine the country of origin of each Necessary Conflict Mineral contained in one or more of the Conflict Minerals Products the Company sells or that such Necessary Conflict Mineral came from recycled or scrap sources (as defined in Item 1.01 and referred to herein as “Recycled or Scrap Sources”); and
•where required, to conduct due diligence on the source and chain of custody of Necessary Conflict Minerals contained in Conflict Minerals Products.
Pursuant to internal procedures performed by the Company under the Compliance System, the Company determined that:
•the Company sold and offered for sale to its customers certain HDMI cables from a HDMI cable supplier that: (a) under the provisions of Rule 13p-1 and Item 1.01, the Company may be deemed to have contracted to manufacture, and the manufacture of which was completed in the Reporting Year; and (b) contained gold that may be deemed to be necessary to the functionality or production of the cables for purpose of Rule 13p-1 and Item 1:01 (“Necessary Gold”).
•the Company sold and offered for sale to its customers a number of jewelry products purchased from jewelry suppliers that: (a) under the provisions of Rule 13p-1 and Item 1.01, the Company may be deemed to have contracted to manufacture, and the manufacture of which was completed in the Reporting Year; and (b) contained gold that may be deemed to be necessary to the functionality or production of the jewelry for purpose of Rule 13p-1 and Item 1:01 (“Necessary Gold”).
Upon identifying the Products pursuant to the Compliance System, the Company conducted RCOIs with respect to the Necessary Gold. The RCOIs involved the following steps:
(a)the Company notified the Suppliers of the Conflict Minerals Policy, the Company’s expectations regarding its compliance obligations under Rule 13p-1 and its expectations for the Suppliers’ cooperation in the Company’s compliance activities;
(b)provided the Suppliers with a Walmart awareness training on Conflict Minerals;
(c)required and assessed appropriate completion of a Conflict Minerals Survey, which is designed to elicit representations and certifications from the Suppliers to provide the Company with reasonable assurance as to country of origin and source of, in the case of the Products, the Necessary Gold by each Supplier;
(d)obtained from each Supplier, and analyzed and took steps to confirm each Supplier’s responses to, the Conflict Minerals Survey;
(e)escalated inquiries and communications with any Supplier not providing complete and acceptable responses and confirmed that follow-up training regarding Rule 13p-1, Item 1.01, and the Conflict Minerals Survey was conducted as the Company deemed appropriate based on its assessment of that Supplier’s completion of the Conflict Minerals Survey;
(f)obtained final completion of each Supplier’s Conflict Minerals Survey;
(g)analyzed and took steps to confirm any follow-up responses of any Supplier required to be made to the Conflict Minerals Survey or other inquiries made of any Supplier; and
(h)compiled the results of the Conflict Minerals Surveys and other inquiries and reviewed such results to determine the country of origin of the Necessary Gold or whether the Company reasonable believes it came from Recycled or Scrap Sources.

The results of the Company’s RCOIs, which were conducted as described above, were that 82 of the 86 in-scope Conflict Minerals Products came from Recycled or Scrap Sources. From the suppliers of the remaining four in-scope Conflict Minerals Products, the Company received information from the in-scope HDMI cable supplier and the in-scope jewelry supplier that the Necessary Gold came from conflict-free smelters located outside the Covered Countries - the United Arab Emirates and China.
The information provided by the Suppliers included responses to questions in the completed Conflict Minerals Surveys and representations or certifications of the Suppliers relating to their sourcing of the Necessary Gold, the location of origin of that Necessary Gold and whether that Necessary Gold came from Recycled or Scrap Sources. The Company validated the Suppliers’ representations that the smelters were conflict free and from locations outside the Covered Countries with information from the Responsible Minerals Initiative, in which the Company is a member.
The Company concluded that the information obtained as a result of the Company’s RCOIs: (1) was sufficient to permit the Company to determine that the Necessary Gold originated from conflict-free smelters located outside of the Covered Countries; (2) was sufficient to permit the Company to determine whether the Necessary Gold did come from Recycled or Scrap Sources; or (3) gave the Company no reason to believe that any of the Necessary Gold originated in a Covered Country. None of the information obtained by the Company presented warning signs or other circumstances to the Company indicating to the Company that any of the Necessary Gold comes from non-conflict free smelters or may have originated in a Covered Country.
Based on its RCOIs, (1) the Company determined that the Necessary Gold in the Products either: (a) originated in a location other than in a Covered Country; or (b) came from Recycled or Scrap Sources; and (2) the Company has no reason to believe that any of the Necessary Gold may have originated from non-conflict free smelters or from one or more of the Covered Countries. Accordingly, the Company is not required to provide a Conflict Minerals Report as an exhibit to this Specialized Disclosure Report.
This Specialized Disclosure Report and the Conflict Minerals Policy are available for review on the Registrant’s publicly available corporate website at http://stock.walmart.com/ESG-INVESTORS/conflictmineralsreport and at http://corporate.walmart.com/policies/conflict-minerals-policy, respectively. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WALMART INC.

By:	/s/ Matthew Miner	Date: May 26, 2023
Matthew Miner
Executive Vice President, Global Chief Ethics and Compliance Officer